Exhibit 99-1

Directors

Directors Whose Terms Expire In 2005

Kenneth M. Jasinski  (56) Executive Vice President and Chief Financial Officer of Energy East, Albany, NY and Portland, ME. Mr. Jasinski was Executive Vice President, General Counsel and Secretary of Energy East from August 2000 to February 2002, Executive Vice President and General Counsel of Energy East from April 1999 to August 2000, Senior Vice President and General Counsel of Energy East from April 1998 to April 1999, Executive Vice President of the company from April 1998 to April 1999. Director since April 1999.(1)

James P. Laurito  (48) President of the company, Binghamton, NY. Mr. Laurito is also President of RGS Energy Group, Inc., and Rochester Gas and Electric Corporation, both in Rochester, NY. Mr. Laurito was President and Chief Operating Officer of Connecticut Natural Gas Corporation and The Southern Connecticut Gas Company from October 2000 to May 2003, President of TEN Companies, Inc., January 1999 to October 2000, and Vice President, Business Development of TEN Companies, Inc. prior to January 1999. Director since May 2003.(1)

Wesley W. von Schack  (60) Chairman, President and Chief Executive Officer of Energy East, Albany, NY and Portland, ME. Director of: Energy East, Albany, NY and Portland, ME; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; AEGIS Insurance Services, Inc., Jersey City, NJ; and Gettysburg National Battlefield Museum Foundation, Washington, DC. Trustee of the American Gas Foundation, Washington, DC. Mr. von Schack was Chairman, President and Chief Executive Officer of the company from September 1996 to April 1999. Director since September 1996.(1)
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(1) None of the directors receive compensation for serving as directors of the company because they are officers of Energy East or certain of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

     The company believes that during 2004 all filing requirements under Section 16(a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive Compensation

     The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Mr. Laurito and the next four highest compensated officers of the company and for Mr. Wickham who is no longer employed by the company, but served as an executive officer of the company in 2004. The following also sets forth certain information relating to benefits and to change in control arrangements for the company's officers. All amounts presented are aggregate compensation from the company and its affiliates. When an officer of the company is also an officer of one or more of the company's affiliates, the expense for such compensation is allocated based on the time that the officer devotes to the respective companies.
Summary Compensation Table
		Annual Compensation		Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Restricted Stock(1)	Options/ SARs (#)	Long-Term Incentive Plan	All Other Compensation(2)

James P. Laurito President	2004 2003 2002	$345,965 316,669 243,500	$243,953 211,502 727,868	$143,340 115,200 -	20,000 20,000 50,000	- - -	$31,088 110,675 11,000
Denis E. Wickham(3) Executive Vice President and Chief Operating Officer	2004 2003 2002	300,006 275,000 250,000	103,396 181,286 275,000	143,340 115,200 -	20,000 20,000 70,000	- - -	27,892 2,745 2,745
Michael D. Eastman Vice President	2004 2003 2002	158,212 152,500 140,000	98,175 67,656 98,000	78,837 63,360 -	- - 46,000	- - -	23,159 2,580 2,100
Michael H. Conroy Vice President	2004 2003 2002	168,213 155,004 120,000	78,625 70,250 63,800	78,837 63,360 -	- - 28,500	- - -	10,069 21,399 7,339
Joseph J. Syta Vice President	2004 2003 2002	144,174 140,004 126,502	84,966 65,802 32,541	78,837 63,360 -	25,000 - 1,000	- - -	6,359 4,200 33,340
James A. Lahtinen Vice President	2004 2003 2002	143,335 145,008 48,336	83,815 48,681 -	78,837 63,360 -	25,000 - -	- - -	6,160 11,535 40,180

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(1) As of December 31, 2004, the aggregate restricted stock holdings and their value, for Messrs. Laurito, Eastman, Conroy, Syta and Lahtinen were 12,000 shares ($320,160), 6,600 shares ($176,088), 6,600 shares ($176,088), 6,600 shares ($176,088) and 6,600 shares ($176,088), respectively, under the Energy East Restricted Stock Plan. Dividends are paid on restricted stock in a manner consistent with dividends paid on Energy East common stock.

On January 1, 2005, restricted stock vested based on Energy East's achievement of certain performance measures in 2004. The number of shares of restricted stock that vested for Messrs. Laurito, Eastman, Conroy, Syta and Lahtinen were 3,000, 1,650, 1,650, 1,650 and 1,650, respectively.

(2) In 2004, the company contributed for Messrs. Laurito, Wickham, Eastman, Conroy, Syta and Lahtinen $5,463, $4,000, $2,325, $5,046, $4,325 and $4,300, respectively, under a tax deferred savings plan (401(k) Plan). The company also contributed $120 for Mr. Wickham and $480 for Mr. Eastman under the Employees' Stock Purchase Plan. The company made payments for Mr. Laurito of $18,225 for financial planning services and $2,712 for membership fees. Messrs. Eastman and Conroy received payments of $20,223 and $523, respectively, as part of the services under the company's relocation program. The company made payments of $188, $695, $131 and $174 for Messrs. Laurito, Wickham, Eastman, and Syta, respectively, for group term life insurance. The company also made payments of $4,500 each to Messrs. Laurito and Conroy and $1,860 each to Messrs. Syta and Lahtinen for waiving medical coverage from the company. Mr. Wickham received a payment of $23,077 in lieu of vacation.

(3) Mr. Wickham retired from the company effective July 1, 2004. On this date, his aggregate restricted stock holdings of 12,000 shares vested.

Option/SAR Grants in Last Fiscal Year (2004)
	Individual Grants

Name	Number of Securities Underlying Options/SARs Granted #(1)	Percentage of Total Options/SARs Granted to Employees in Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value

James P. Laurito	20,000(2)	1.53%	$23.8900	02/12/14	$60,600(3)
Denis E. Wickham	20,000(2)	1.53%	$23.8900	02/12/14	60,600(3)
Joseph J. Syta	25,000(4)	1.91%	$25.1100	10/15/14	71,000(5)
James A. Lahtinen	25,000(4)	1.91%	$25.1100	10/15/14	71,000(5)

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(1) Pursuant to the Energy East 2000 Stock Option Plan, participants were granted options to purchase a specified number of shares of Energy East common stock at specified exercise prices. These options were granted in tandem with stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of shares of Energy East common stock as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other shares of Energy East common stock or by the withholding of Energy East common stock. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances.

(2) The options and tandem stock appreciation rights were granted on February 12, 2004 and the right to exercise vests in three installments as follows: (a) 33 1/3% vested on grant date, February 12, 2004; (b) an additional 33 1/3% vested on January 1, 2005; and (c) the remaining 33 1/3% will vest on January 1, 2006.

(3) There is no assurance the value realized will be at or near the value based on the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 20.67%; risk-free interest rate, 3.52%; dividend yield, 4.74%; and an expected term before exercise of 5.88 years.

(4) The options and tandem stock appreciation rights were granted on October 15, 2004, and the right to exercise vests in three installments as follows: (a) 33 1/3% vested on grant date, October 15, 2004; (b) an additional 33 1/3% vested on January 1, 2005; and (c) the remaining 33 1/3% will vest on January 1, 2006.

(5) There is no assurance the value realized will be at or near the value based on the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 17.99%; risk-free interest rate, 3.61%; dividend yield, 4.63%; and an expected term before exercise of 5.88 years.

Aggregated Option/SAR Exercises in Last Fiscal Year (2004) and Fiscal Year-End Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End(#)

Name	Shares Acquired on Exercise(#)	Value Realized(1)	Exercisable	Unexercisable

James P. Laurito	113,333	$531,948	6,666	20,001
Denis E. Wickham	244,000	1,108,792	79,999	-
Michael D. Eastman	80,000	473,200	4,333	1,667
Michael H. Conroy	30,000	166,150	16,000	2,500
Joseph J. Syta	-	-	9,333	16,667
James A. Lahtinen	-	-	8,333	16,667

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)

Name	Exercisable	Unexercisable

James P. Laurito	$18,598	$87,738
Denis E. Wickham	140,757	-
Michael D. Eastman	22,628	9,052
Michael H. Conroy	102,280	13,575
Joseph J. Syta	19,093	26,167
James A. Lahtinen	13,083	26,167

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(1) The "Value Realized" is equal to the difference between the option exercise price and the closing price of an Energy East share on the New York Stock Exchange on the date of exercise.

(2) The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $26.68 per Energy East share on the New York Stock Exchange on December 31, 2004.

Pension Plan

     Certain officers of NYSEG also serve in the same positions with RG&E. NYSEG and RG&E are both subsidiaries of Energy East. When an officer of the company is also an officer of one or more of the company's affiliates, the expense for benefits is allocated based on the time that the officer devotes to the respective companies.

     Mr. Eastman participates in the non-contributory, tax-qualified defined benefit plan called the NYSEG Retirement Benefit Plan and he also participates in the NYSEG Supplemental Executive Retirement Plan ("SERP"). The following table sets forth the maximum retirement benefits payable to officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the NYSEG Retirement Benefit Plan and the NYSEG SERP of the company, as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the reduction for Social Security benefits. There are no other offset amounts.
Average Annual Salary*
	Years of Service

	10	20	30	40**

$400,000	$171,000	$213,000	$255,000	$297,000
350,000	147,300	184,100	220,800	257,600
300,000	123,700	155,200	186,700	218,200
250,000	100,100	126,300	152,600	178,800
200,000	76,500	97,500	118,500	139,500
150,000	52,800	68,600	84,300	100,100

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*  Average of the salaries (not including amounts listed under "Bonus" in the Summary Compensation Table and other amounts listed under "Long-Term Compensation Awards, Restricted Stock and Options/SARS," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years during the last ten years of employment service. The average of the highest three years of salary within the last ten years of employment for the NYSEG SERP was assumed to be 5% higher than each salary shown.

**  Maximum years of employment service for the NYSEG Retirement Benefit Plan and for the company's SERP purposes.

     The NYSEG Retirement Benefit Plan provides retirement benefits for hourly and salaried employees, including officers of the company, based on length of service and the average of salary for the five highest paid consecutive years during the last ten years of employment service. The NYSEG Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. Amounts paid into the NYSEG Retirement Benefit Plan are computed on an actuarial basis. The NYSEG Retirement Benefit Plan provides for normal and early retirement benefits.

     The NYSEG SERP provides that certain key employees of NYSEG, who have at least ten years of service, who have served in key capacities for at least five years and who retire at age 60 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of eligible compensation within the last ten years of employment.

     Mr. Eastman has 24 credited years of service under the NYSEG Retirement Benefit Plan and NYSEG SERP. For purposes of the NYSEG Retirement Benefit Plan and the NYSEG SERP, Mr. Eastman is credited with his years of service for his employment with the company prior to November 1999 and from November 2000 through the present.

     Messrs. Conroy, Syta and Lahtinen participate in a non-contributory, tax-qualified, defined benefit pension plan known as the RG&E Retirement Plan and Mr. Syta also participates in the RG&E Supplemental Retirement Benefit Plan (SRBP). They do not participate in the NYSEG Retirement Benefit Plan and in the NYSEG SERP discussed above. The benefit provided by the RG&E Retirement Plan and the RG&E SRBP is based upon one of the two following formulas:

          > a pension equity plan formula; or

          > final average pay formula (average of highest consecutive 36 months during the last 120 months prior to retirement).

     The pension equity plan formula was introduced effective July 1, 1999. Employees whose age and service equaled 75 or who were age 55 with 10 years of service on December 31, 1999 receive the most valuable of these two formulas. All other employees' benefits will be based on the pension equity plan formula only. A lump sum payment option as well as monthly annuity options are available.

     The RG&E SRBP provides that certain key executives who have five years of service shall receive the full benefits of the RG&E Retirement Plan without regard to any limitations imposed by the federal tax law and including bonus amounts in pensionable earnings which are excluded in the RG&E Retirement Plan prior to 2005.The table below may be used to calculate the approximate annual benefits payable as a straight-life annuity to executive officers at normal retirement age (65) under the RG&E plans in specified remuneration and years-of-service classifications.
Average Annual Salary*
	Years of Service

	10	20	30	40

$550,000	$91,000	$181,900	$346,900	$401,900
500,000	82,400	164,800	315,100	364,200
450,000	73,800	147,600	283,300	325,500
400,000	65,200	130,500	251,500	286,700
350,000	56,700	113,400	219,800	248,000
300,000	48,100	96,200	188,000	209,200
250,000	39,500	79,100	156,200	170,500
200,000	31,000	61,900	121,700	131,700
150,000	22,400	44,800	85,500	93,000

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* Average annual salary includes (the average of the three highest consecutive years of base pay plus bonus) out of the last ten years before retirement. The amounts shown in the salary and bonus columns in the Summary Compensation Table constitute qualifying compensation under the plans.

     Messrs. Conroy, Syta and Lahtinen have 25, 19 and 2 credited years of service.

     Mr. Laurito participates in the Energy East Supplemental Executive Retirement Plan (Energy East SERP) and in the RG&E Retirement Plan. Mr. Wickham participated in the Energy East SERP and in the NYSEG Retirement Benefit Plan until his retirement in July 2004. The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Energy East SERP as it presently exists, and assuming no optional payment form is selected. The amounts listed below reflect the reduction for Social Security benefits. There are no other offset amounts.
Average Annual Salary*
	Years of Service

	10	20	30	40**

$800,000	$222,000	$390,000	$486,000	$582,000
700,000	192,000	339,000	423,000	507,000
600,000	162,000	288,000	360,000	432,000
500,000	132,000	237,000	297,000	357,000
400,000	102,000	186,000	234,000	282,000

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*   Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Restricted Stock and Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the highest three consecutive years of salary within the last five years of employment service.

**   Maximum years of employment service for Energy East SERP purposes.

     The Energy East SERP provides that key employees, including certain executive officers of Energy East and certain subsidiaries, who have completed five years of service and who terminate employment prior to becoming eligible for the SERP benefit described in the next sentence, shall receive the full benefits of the tax-qualified defined benefit plan in which they participate without regard to any limitations imposed by the federal tax law. Participants who have at least five years of service, and who retire at age 55 or later, shall receive a total retirement benefit (including benefits under the tax-qualified defined benefit plan and Social Security), based on years of service, of up to 75% of the average of their highest three consecutive years of eligible compensation within the last five years of employment. Benefits payable prior to age 60 are reduced for early retirement.

     Messrs. Laurito and Wickham have 7 and 33 credited years of service, respectively, under the applicable Retirement Benefit Plan and the Energy East SERP.

Employment, Change In Control and Other Arrangements

     Mr. Eastman has a severance agreement in order to provide for certain payments if, generally, within two years following a change in control of Energy East, his employment is terminated either by the company without cause or by him for good reason. The severance agreement has a term ending on December 31, 2006, with automatic one-year extensions unless either party to the agreement gives notice that the agreement is not to be extended. The agreement was unanimously approved by the Board of Directors. The benefits consist of a lump-sum severance payment equal to two times the sum of (i) his then-annual base salary, and (ii) the higher of any award paid to him under the Annual Executive Incentive Plan ("AEIP") with respect to the year immediately preceding the year in which the termination occurs or the average of the AEIP awards paid to him in the three years preceding the year in which the change in control occurs. In the event of such termination, his life, disability, accident and health insurance benefits will continue for a period of 24 months and he will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to his agreement and the AEIP. Also, in the event of such termination, he will be given additional age and service credit under the company's SERP. In the event that any payments made on account of a change in control of Energy East, whether under the agreement or otherwise, would subject him to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Messrs. Laurito and Eastman each have entered into an Employee Invention and Confidentiality Agreement. The agreement provides for, among other things, payments (up to one year's salary) and certain health insurance premiums in the event that their employment is terminated whether voluntarily or involuntarily, and the noncompetition provisions of the agreement prevent them from obtaining other appropriate employment, so long as they are not entitled to receive payments under a severance agreement.

     Mr. Syta has a severance agreement in order to that provides for certain payments if, ge nerally, within three years following a change in control of Energy East, the individual'shis employment is terminated by the company other than for cause or disability or by the individualhim for good reason. The agreement continues until June 28, 2005. The benefits consist of a lump-sum severance payment equal to one times the sum of his then-annual base salary, continuation of medical and other benefits under the company's group benefit plans and limited outplacement services. He is also entitled to receive a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs. Also, in the event of such termination, he will be given additional age and service credit under the RG&E SRBP, and his equity-based awards will become vested. In the event that any payments made on account of a change in control of Energy East, whether under the agreement or otherwise, would subject him to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     In the event of a change in control of Energy East, participants in the AEIP will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and, if the Plan continues in effect for the remainder of the performance period, an additional payment at the end of the year in which such change in control occurs to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control.

     After a change in control of Energy East, officers and certain key employees of Energy East and certain subsidiaries with 5 or more years of service who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the applicable SERP. The Energy East SERP provides that, in the case of a change in control, a participant with 5 or more years of service may receive the present value of any SERP benefits in a lump sum, if the participant has so elected upon commencement of participation.

     The Compensation and Management Succession Committee of the Board of Directors of Energy East in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 1997 Stock Option Plan, the 2000 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

Security Ownership of Management

     The following table indicates the number of shares of Energy East common stock, and Energy East common stock equivalent units beneficially owned as of February 1, 2005, by each director, each of the officers named in the Summary Compensation Table included elsewhere herein, and by the 11 current directors and officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Energy East Common Stock Equivalent Units	Total Energy East Common Stock and Energy East Common Stock Equivalent Units	Percent of Class

Michael H. Conroy	24,757	-	24,757	(2)
Michael D. Eastman	13,444	-	13,444	(2)
Kenneth M. Jasinski	217,199	-	217,199	(2)
James A. Lahtinen	23,054	-	23,054	(2)
James P. Laurito	32,276	1,181	32,276	(2)
Joseph J. Syta	29,343	-	29,343	(2)
Wesley W. von Schack	1,643,830	-	1,643,830	1.1%
11 current directors and officers as a group	2,233,719	1,181	2,233,719	1.5%

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(1) Includes shares of Energy East common stock that may be acquired through the exercise of stock options, which are exercisable currently. The number of shares that may be acquired and by whom are as follows: Mr. Conroy, 18,500; Mr. Eastman, 6,000; Mr. Jasinski, 167,500; Mr. Lahtinen, 16,666; Mr. Laurito, 20,000; Mr. von Schack, 1,450,000; Mr. Syta, 17,666; and all current directors and officers as a group, 1,918,998.

(2) Less than 1% of the outstanding common stock of Energy East.

Code of Ethics

     All of the company's directors and employees, including its principal executive, financial and accounting officers are subject to the Energy East Code of Conduct. The Energy East Code of Conduct is available on Energy East's website: www.energyeast.com. Waivers of the Code of Conduct are not contemplated. However, in the unlikely event of an amendment to, or waiver from, the Code of Conduct applicable to the principal executive, financial accounting officers of the company, Energy East will post such information on its website: www.energyeast.com.

Audit Fees

     Aggregate fees billed to or allocated to the company by Energy East as part of its consolidated audits for each of the last two fiscal years for professional services rendered for the audit of the company's annual financial statements and the reviews of the financial statements included in the company's Forms 10-Q for the year 2004 were $546,178 and for the year 2003 were $329,905.

Audit-Related Fees

     Aggregate fees billed to or allocated to the company by Energy East for each of the last two fiscal years for assurance and related services reasonably related to the performance of the audit of the company's annual financial statements and the reviews of the financial statements included in the company's Forms 10-Q for the year 2004 were $1,159,949 and for the year 2003 were $11,856, consisting of the following:
	2004 Fees	2003 Fees

Benefit Plan Audits	$66,501	$11,856
Sarbanes-Oxley	$1,088,523	-
Consent and Comfort Letters	$4,925	-

Tax Fees

     Aggregate fees billed to or allocated to the company by Energy East for each of the last two fiscal years for professional tax services rendered for the year 2004 were $316,148 and for the year 2003 were $3,500, consisting of the following:

	2004 Fees	2003 Fees

Tax Compliance and Refunds	$316,148	$3,500

All Other Fees

     The company did not engage PricewaterhouseCoopers to provide any other services during 2004.

Audit Committee

     The Audit Committee of Energy East, which serves as the Audit Committee for the Company, has not adopted pre-approval policies or procedures. In addition, none of the services described above were approved under the "de minimis" service exception. Further information regarding Energy East's Audit Committee will be set forth in Energy East's proxy statement to be filed with the Securities and Exchange Commission on or before May 2, 2005.